Mail Stop 4561
via fax (925) 236-4321

May 14, 2007

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

> **Re:** **Sybase, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 1, 2007**
> **Form 8-K Dated April 26, 2007**
> **File No. 001-16493**

Dear Mr. Chen:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 1, 2007

Item 1. Business

Sales and Distribution, page 8

1.   We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Consolidated Statements of Cash Flows, page 58

2.   Please explain why you included cash investments end of year and total cash, cash equivalents and cash investments end of year on the face of your Statement of Cash Flows. Tell us how you determined this presentation complies with SFAS 95.

Note One: Summary of Significant Accounting Policies

Revenue Recognition, page 61

3.   We note your disclosures on page 30 where you indicate that VSOE of fair value for license rights and technical support services is based upon the price charged for such product or service when sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we note your disclosures on page 14 where you indicate that the Company has recently been experiencing increasing pricing pressure from customers when purchasing or renewing technical support agreements. Tell us what impact these pricing pressures and potential reduction in pricing have on your analysis of VSOE of fair value for technical services. We refer you to paragraph 10 of SOP 97-2.

4.   We note your disclosures on page 7 where you indicate that all of the Company's support programs include updates and new version releases that become available during the support period. Tell us how you determined whether these "new version releases" are unspecified or specified elements. Additionally, tell us whether you consider these "new version releases" included in your technical support agreements to be additional product or upgrade rights. In this regard, please address the following:

- The significance of the differences in the features and functionality of the new release from the Company's existing products;
- Whether the additional release is intended to replace the Company's existing product;
- The extent of development efforts required to create the new release;
- The relationship of the price of the new software release to the pricing for the Company's existing products; and
- The manner in which the new release is marketed.

Furthermore, tell us how you have considered paragraphs 39 through 49 of SOP 97-2 in determining the Company's current revenue recognition policy is appropriate. We may have additional comments based on your response.

5.   Tell us if the Company offers any contingencies such as rights of return, conditions of acceptance, warranties, price protection, etc., either to your end-user customer or to your VARs. Please describe significant assumptions, material changes and reasonably likely uncertainties. Furthermore, if the Company offers your resellers or any of your customers a right of return, tell us how you considered paragraph 6 of SFAS 48 in accounting for revenue recognized in such arrangements.

6.   For contracts accounted for under the percentage of completion method, please tell us how you have classified the revenues in your Statements of Operations (i.e. as product, as service or as both). If you classified the revenues as both product and services, please tell us your method for allocating such revenues.

7.   We note your disclosures on page 62 where you indicate that in accordance with EITF 99-19, the Company has determined that it acts as an agent under its revenue sharing arrangements and therefore, records as revenue the net amount retained by the Company – that is the gross amount billed to your mobile operator customer less amounts paid to the content providers. Please provide the basis for your conclusion to report message revenue on a net basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19.

Business Combinations, page 63

8.   We note your reference an independent third party analysis used to determine the purchase allocations in your business combinations. Please be advised that when you refer to an independent valuation specialist, you need to disclose the name of the expert or alternatively, you may remove this reference. If you chose to refer to and identify the independent party, you should also include the expert's consent when the reference is included in a 1933 Act filing. We refer you to Section 436(b) of Regulation C. Similar revisions should be made with regards to the reference to an independent valuation expert in Note Seven.

Note Four: Goodwill and Other Purchased Intangibles, page 69

9.   We note from your disclosures that purchased technology is amortized over a period of 4 to 7 years and customer lists are amortized over a period of 6 to 10 years. Please provide a breakdown of these intangibles by their useful lives. For the portion of such assets that have useful lives of five years or beyond, tell us

how you determined the adequacy of these amortization periods. Also, tell us how the factors considered in determining the amortization period for purchased technology compare to the factors considered in determining the amortization period for the Company's own capitalized software development costs, which are amortized over a period not to exceed three years. Also, tell us what consideration you gave to including the weighted-average amortization period, in total and by major intangible asset class pursuant to paragraph 44(a) of SFAS 142.

Note Seven: Stockholders' Equity, page 72

10.   We note that the Company grants options under the iAS Stock Option Plan and the FFI Stock Option Plan. We further note that the fair market value of the shares issued under these plans were determined by the respective Board of Directors and were supported by either valuations prepared by an independent valuation expert of by the Company. In this regard, we note that the majority of the options outstanding under these plans were granted in fiscal 2002 at an exercise price of $5.00 per share for the FFI Plan and $2.51 per share for the iAS Plan. Please provide objective evidence that supports your determination of the fair value of the underlying shares of common stock. Include a discussion of the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for these option grants. Furthermore, please explain the reasons for granting options to purchase stock in these non-public entities. Are these options convertible into options or common stock of the Company?

Note Eight: Income Taxes, page 80

11.   We note your reconciliation of the statutory federal income tax rate to the effective tax rate on page 81. Please provide additional details with regards to the following line items and explain the purpose of each in your reconciliation and how such amounts impacted your tax provisions:

- Difference between estimated amounts recorded and actual liabilities resulting from the filing of prior year's tax return,
- Reserve for tax contingencies
- Release of tax reserves following the completion of certain audits and expiration of statute of limitations,

Also, please explain where you have reflected the change in valuation allowance (other than those changes that will impact goodwill and equity) in your reconciliation.

Form 8-K Dated April 26, 2007

12.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes "core business" performance. If you intend to use the term "core" business performance in your future disclosure, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" business operations. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please explain.

13.   We note your use of the term "pro forma information" in your Form 8-K. Please note that it is not appropriate for you to use this term in your Form 8-K since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

14. We believe the "Reconciliation to Pro Forma Consolidated Statements of Operations" and the "Condensed Consolidated Statements of Income – Pro Forma without Purchase Accounting, Cost of Restructure, Stock Compensation Expense, and Associated Income Tax Effect" appearing in your Form 8-K dated April 26, 20076 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief